UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail
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Section

AUG 20 2008

Washington, DC
109

08058014

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Japan
Exact name of registrant as specified in charter

000837056
Registrant CIK Number

Annual Report on Form 18-K
for the Fiscal Year Ended March 31, 2008
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

33-23423-01
SEC file number, if available

S-____________________
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C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

PROCESSED
AUG 27 2008 SA
THOMSON REUTERS

Fiscal Year Ended March 31, 2008
Report period (if applicable)

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

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_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 20, 2008.

Japan

By: ______________________________
Osamu Nakamura
Ministry of Finance, Consulate General in New York

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20____, that the Information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

EXHIBIT INDEX

Exhibit Number	Description
1.	Initial Annual Budget of the Registrant for the fiscal year ending March 31, 2009 (Exhibit 2 to the Annual Report on Form 18-K of Japan for the fiscal year ended March 31, 2008, filed on August 20, 2008)

EXHIBIT 1

平成20年度予算及び財政投融資計画の説明

第 169 回 国 会

(未　定　稿)

平 成 20 年 1 月

財 務 省 主 計 局
理 財 局

I　一般会計歳入歳出予算

1　歳入予算部別対前年度比較表

（単位　千円）

区分	20年度予算額	19年度予算額	比較増△減
租税及印紙収入	53,554,000,000	53,467,000,000	87,000,000
官業益金及官業収入	16,054,041	16,167,068	△ 113,027
政府資産整理収入	281,643,800	270,583,382	11,060,418
雑収入	3,858,148,892	3,723,057,361	135,091,531
公債金	25,348,000,000	25,432,000,000	△ 84,000,000
前年度剰余金受入	3,493,180	—	3,493,180
計	83,061,339,913	82,908,807,811	152,532,102

2　歳出予算主要経費別対前年度比較表

（単位　千円）

事項	20年度予算額	19年度予算額	比較増△減
社会保障関係費			
1 生活保護費	2,005,336,133	1,982,010,516	23,325,617
2 社会福祉費	1,658,895,018	1,579,410,874	79,484,144
3 社会保険費	17,513,240,189	16,942,547,840	570,692,349
4 保健衛生対策費	409,405,773	415,190,928	△ 5,785,155
5 失業対策費	195,557,120	221,735,369	△ 26,178,249
計	21,782,434,233	21,140,895,527	641,538,706
文教及び科学振興費			
1 義務教育費国庫負担金	1,679,576,000	1,665,912,000	13,664,000
2 科学技術振興費	1,362,777,836	1,347,699,436	15,078,400
3 文教施設費	115,508,350	114,613,950	894,400
4 教育振興助成費	2,004,138,465	2,013,516,639	△ 9,378,174
5 育英事業費	150,187,944	143,857,658	6,330,286
計	5,312,188,595	5,285,599,683	26,588,912
国債費	20,163,229,693	20,998,807,371	△ 835,577,678
恩給関係費			
1 文官等恩給費	28,853,954	32,060,111	△ 3,206,157
2 旧軍人遺族等恩給費	775,987,025	840,158,211	△ 64,171,186
3 恩給支給事務費	2,933,917	3,287,228	△ 353,311
4 遺族及び留守家族等援護費	44,452,192	47,999,829	△ 3,547,637
計	852,227,088	923,505,379	△ 71,278,291
地方交付税交付金	15,140,119,889	14,619,635,000	520,484,889
地方特例交付金	473,489,000	311,983,000	161,506,000
防衛関係費	4,779,649,674	4,801,306,300	△ 21,656,626
公共事業関係費			
1 治山治水対策事業費	938,934,000	980,438,000	△ 41,504,000
2 道路整備事業費	1,483,533,000	1,542,187,000	△ 58,654,000
3 港湾空港鉄道等整備事業費	496,465,000	513,632,000	△ 17,167,000
4 住宅都市環境整備事業費	1,610,065,000	1,640,636,000	△ 30,571,000
5 下水道水道廃棄物処理等施設整備費	926,689,000	979,884,000	△ 53,195,000
6 農業農村整備事業費	667,736,000	674,656,000	△ 6,920,000

(単位 千円)

事項	20年度予算額	19年度予算額	比較増△減
7 森林水産基盤整備事業費	296,572,000	314,504,000	△ 17,932,000
8 調整費等	242,458,000	228,668,000	13,790,000
小計	6,662,453,000	6,874,606,000	△ 212,153,000
9 災害復旧等事業費	72,699,000	72,674,000	25,000
計	6,735,151,000	6,947,279,000	△ 212,128,000
経済協力費	665,982,551	691,271,498	△ 25,288,947
中小企業対策費	176,051,230	164,008,563	12,042,667
エネルギー対策費	865,508,541	864,284,064	1,224,477
食料安定供給関係費	858,178,685	855,460,382	2,718,303
産業投資特別会計へ繰入	—	20,286,000	△ 20,286,000
その他の事項経費	4,907,129,734	4,934,486,044	△ 27,356,310
皇室費	6,774,087	6,824,272	△ 50,185
国会	128,492,260	129,630,965	△ 1,138,705
裁判所	327,580,849	330,394,123	△ 2,813,274
会計検査院	17,512,513	21,509,793	△ 3,997,280
内閣	96,302,981	90,877,875	5,425,106
内閣府	412,999,942	413,593,165	△ 593,223
総務省	277,724,514	319,569,500	△ 41,844,986
法務省	655,178,698	651,120,745	4,057,953
外務省	235,797,454	212,709,943	23,087,511
財務省	1,054,478,979	1,045,275,508	9,203,471
文部科学省	222,062,405	238,417,562	△ 16,355,157
厚生労働省	266,538,793	259,137,112	7,401,681
農林水産省	419,180,064	416,968,304	2,211,760
経済産業省	128,252,079	133,297,532	△ 5,045,453
国土交通省	586,825,511	594,887,603	△ 8,062,092
環境省	71,428,605	70,272,042	1,156,563
予備費	350,000,000	350,000,000	0
合計	83,061,339,913	82,908,807,811	152,532,102

Ⅱ　特別会計歳入歳出予算

（単位　千円）

会計名	20年度予算額		19年度予算額		比較増△減	
	歳入	歳出	歳入	歳出	歳入	歳出
交付税及び譲与税配付金						
交付税及び譲与税配付金勘定	50,940,401,643	50,773,601,643	50,582,763,289	48,889,322,009	357,638,354	1,884,279,634
交通安全対策特別交付金勘定	81,600,001	75,497,281	91,436,551	85,235,386	△ 9,836,550	△ 9,738,105
登記	189,856,710	172,992,649	181,556,877	165,925,960	8,299,833	7,066,689
地震再保険	69,105,003	69,105,003	75,003,006	75,003,006	△ 5,898,003	△ 5,898,003
国債整理基金	201,898,849,508	181,898,849,508	199,023,608,053	179,023,608,053	2,875,241,455	2,875,241,455
財政投融資						
財政融資資金勘定	42,284,210,230	40,284,273,779	41,212,677,181	39,038,320,120	1,051,533,049	1,245,953,659
投資勘定	155,891,986	155,891,986	111,992,834	111,992,834	43,899,152	43,899,152
外国為替資金	4,145,269,965	1,621,864,796	3,917,214,633	1,501,109,451	228,055,332	120,755,345
特定国有財産整備	187,946,549	95,703,285	32,627,956	32,627,956	155,318,593	63,075,329
エネルギー対策						
エネルギー需給勘定	2,206,601,066	2,206,601,066	2,274,105,472	2,274,105,472	△ 67,504,406	△ 67,504,406
電源開発促進勘定	371,468,674	371,468,674	375,101,827	375,101,827	△ 3,633,153	△ 3,633,153
国立高度専門医療センター	151,992,233	151,992,233	149,314,786	149,314,786	2,677,447	2,677,447
労働保険						
労災勘定	1,447,098,766	1,132,051,628	1,441,698,414	1,151,170,754	5,398,352	△ 19,119,126
雇用勘定	2,678,069,311	2,185,363,977	2,664,285,662	2,374,249,482	13,783,649	△ 188,885,505
徴収勘定	3,657,081,277	3,657,081,277	3,647,208,857	3,647,208,857	9,872,420	9,872,420
船員保険	66,685,887	66,685,887	65,059,022	65,059,023	1,626,865	1,626,865
年金						
基礎年金勘定	19,692,822,805	19,692,822,805	19,136,230,053	19,136,230,053	556,592,752	556,592,752
国民年金勘定	5,947,003,983	5,947,003,983	6,020,756,538	6,020,756,538	△ 73,752,555	△ 73,752,555
厚生年金勘定	37,636,841,984	37,636,841,984	36,653,646,412	36,653,646,412	983,195,572	983,195,572
福祉年金勘定	18,245,113	18,245,113	21,104,106	21,104,106	△ 2,858,993	△ 2,858,993
健康勘定	8,979,087,905	8,979,087,905	9,428,907,929	9,428,907,929	△ 449,820,024	△ 449,820,024
児童手当勘定	487,528,682	487,528,682	477,172,001	477,172,001	10,356,681	10,356,681
業務勘定	491,940,226	491,940,226	495,670,241	495,670,241	△ 3,730,015	△ 3,730,015
食料安定供給						
農業経営基盤強化勘定	21,801,696	21,801,696	33,350,506	33,350,506	△ 11,548,810	△ 11,548,810
農業経営安定勘定	210,466,102	210,466,102	141,317,790	141,317,790	69,148,312	69,148,312
米管理勘定	859,622,638	859,622,638	902,259,576	902,259,576	△ 42,636,938	△ 42,636,938
麦管理勘定	688,071,396	688,071,396	475,753,441	475,753,441	212,317,955	212,317,955
業務勘定	21,186,505	21,186,505	25,462,632	25,462,632	△ 4,276,127	△ 4,276,127
調整勘定	1,596,741,353	1,582,332,908	1,716,175,880	1,707,749,200	△ 119,434,527	△ 125,416,292
国営土地改良事業勘定	106,153,169	106,153,169	503,726,215	503,726,215	△ 397,573,046	△ 397,573,046
農業共済再保険						
再保険金支払基金勘定	20,179,713	20,179,713	18,985,871	18,985,871	1,193,842	1,193,842

(単位 千円)

会計名	20年度予算額 歳入	20年度予算額 歳出	19年度予算額 歳入	19年度予算額 歳出	比較増△減 歳入	比較増△減 歳出
農業勘定	28,040,110	27,932,354	41,032,967	40,941,284	△12,992,857	△13,008,930
家畜勘定	45,022,635	38,230,844	45,800,842	37,965,945	△778,207	264,899
果樹勘定	12,924,231	9,973,205	12,951,716	9,982,287	△27,485	△9,082
園芸施設勘定	5,472,799	5,383,495	5,313,666	5,259,776	159,133	123,719
業務勘定	1,143,501	1,143,501	1,115,671	1,115,671	27,830	27,830
森林保険	11,955,923	5,307,628	12,805,478	5,316,639	△849,555	△9,013
国有林野事業	449,639,176	449,639,176	459,063,610	459,063,610	△9,424,434	△9,424,434
漁船再保険及び漁業共済保険						
漁船普通保険勘定	8,145,055	8,039,287	8,897,296	8,511,748	△752,241	△472,461
漁船特殊保険勘定	351,068	269,223	355,240	269,223	△4,172	0
漁船乗組員給与保険勘定	81,841	42,520	81,769	42,520	72	0
漁業共済保険勘定	18,425,623	8,085,026	18,329,078	7,793,333	96,545	291,693
業務勘定	1,022,293	1,022,293	1,066,742	1,066,742	△44,449	△44,449
貿易再保険	245,235,208	212,100,085	707,691,686	213,082,491	△462,456,478	△982,406
特許	266,454,385	122,800,340	247,208,027	119,001,457	19,246,358	3,798,883
社会資本整備事業						
治水勘定	1,082,739,095	1,082,739,095	1,122,656,779	1,122,656,779	△39,917,684	△39,917,684
道路整備勘定	3,610,095,940	3,610,095,940	3,615,762,769	3,615,762,769	△5,666,829	△5,666,829
港湾勘定	324,175,576	324,175,576	320,123,814	320,123,814	4,051,762	4,051,762
空港整備勘定	542,844,023	542,844,023	566,031,452	566,031,452	△23,187,429	△23,187,429
業務勘定	232,746,116	232,746,116	244,636,231	244,636,231	△11,890,115	△11,890,115
自動車安全						
保障勘定	81,680,694	24,722,082	124,935,998	64,876,402	△43,255,304	△40,154,320
自動車検査登録勘定	50,654,511	42,832,321	54,313,723	46,508,606	△3,659,212	△3,676,285
自動車事故対策勘定	15,217,950	15,217,950	15,728,149	15,728,149	△510,199	△510,199

(注) 産業投資特別会計社会資本整備勘定については、19年度末をもって廃止されることから、上記には記載していない。

Ⅲ　政府関係機関収入支出予算

（単位　千円）

機関別	20年度予算額 収入	20年度予算額 支出	19年度予算額 収入	19年度予算額 支出	比較増△減 収入	比較増△減 支出
国民生活金融公庫	92,854,629	73,700,810	188,455,931	146,266,267	△ 95,601,302	△ 72,565,457
農林漁業金融公庫	31,763,919	42,757,927	90,638,344	93,359,243	△ 58,874,425	△ 50,601,316
中小企業金融公庫	230,969,070	381,557,858	498,686,891	690,055,437	△ 267,717,821	△ 308,497,579
公営企業金融公庫	317,468,282	165,254,257	683,615,870	358,360,035	△ 366,147,588	△ 193,105,778
沖縄振興開発金融公庫	24,131,804	25,279,021	28,408,473	29,321,998	△ 4,276,669	△ 4,042,977
日本政策投資銀行	155,079,652	146,529,242	331,364,157	308,106,303	△ 176,284,505	△ 161,577,061
国際協力銀行	424,745,823	303,606,166	880,446,863	717,606,879	△ 455,701,040	△ 413,999,713
株式会社日本政策金融公庫						
国民一般向け業務	94,600,053	76,374,777	—	—	94,600,053	76,374,777
農林水産業者向け業務	62,315,212	43,687,099	—	—	62,315,212	43,687,099
中小企業者向け業務	58,096,693	52,172,540	—	—	58,096,693	52,172,540
信用保険等業務	172,688,719	283,558,456	—	—	172,688,719	283,558,456
国際協力銀行業務	312,138,503	300,868,447	—	—	312,138,503	300,868,447
危機対応円滑化業務	2,739,917	3,087,456	—	—	2,739,917	3,087,456
独立行政法人国際協力機構有償資金協力部門	122,336,008	57,063,734	—	—	122,336,008	57,063,734

（注）1　国民生活金融公庫、農林漁業金融公庫及び中小企業金融公庫については、20年10月1日に解散することが予定されており、その業務は株式会社日本政策金融公庫が承継することとされている。

2　公営企業金融公庫については、20年10月1日に解散することが予定されており、その業務は地方公営企業等金融機構が承継することとされている。

3　日本政策投資銀行については、20年10月1日に解散することが予定されており、その業務は株式会社日本政策投資銀行が承継することとされている。

4　国際協力銀行については、20年10月1日に解散することが予定されており、同銀行のうち国際金融等業務は株式会社日本政策金融公庫が、海外経済協力業務は、独立行政法人国際協力機構がそれぞれ承継することとされている。